Exhibit 12.1

	Year Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(in thousands)
EARNINGS:
(Loss) income before income taxes	$22,193	$18,830	$27,861	$21,857	$79,745	$24,153	$(118,353)
Fixed charges	1,208	1,678	5,278	18,282	119,172	61,022	58,210

Earnings	$23,401	$20,508	$33,139	$40,139	$198,917	$85,175	$(60,143)

FIXED CHARGES:
Interest expense (a)	$1,208	$1,678	$5,277	$16,904	$117,185	$60,108	$57,845
Capitalized interest	—	—	—	1,378	1,987	914	365
Preferred stock dividend	—	—	1	—	—	—	—

Fixed charges	$1,208	$1,678	$5,278	$18,282	$119,172	$61,022	$58,210

Ratio of Earnings to Fixed Charges	19.4	12.2	6.3	2.2	1.7	1.4	-1.0
Insufficient Coverage	$—	$—	$—	$—	$—	$—	$118,353
(a)	Interest expense for the six months ended June 30, 2008 excludes the effect of $10.5 million gain on interest rate swap.